Exhibit 99.2

0

INTER & CO, INC.

Proxy for Extraordinary General Meeting of Shareholders on January 4, 2023

Solicited on Behalf of the Board of Directors

The shareholder(s) hereby appoints Ana Luiza Vieira Franco Forattini and Débora Resende Castanheira de Carvalho, or either of them, as proxies, each with the power to appoint his substitute, to represent and to vote, as designated on the reverse side of this proxy, all of the shares of Common Shares of Inter & Co, Inc. (the "**Company**") that the undersigned is/are entitled to vote at the Extraordinary Meeting of Shareholders to be held beginning at 11:00 a.m. (Eastern Time) at Avenida Barbacena, n.º 1.219, in the city of Belo Horizonte, state of Minas Gerais, CEP 30190-131, Brazil and online at https://web.lumiagm.com/234117599 (password: interco2022) on January 4, 2023, and any adjournment or postponement thereof. The undersigned hereby acknowledges receipt of the Notice of Extraordinary General Meeting of Shareholders and of the accompanying proxy statement, the terms of each of which are incorporated by reference, and revokes any proxy heretofore given with respect to such meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ITEMS 1, 2 and 3. This proxy when properly executed will be voted in the manner directed. If no such directions are specified, this proxy will be voted “FOR” ITEMS 1, 2 and 3 and in the discretion of the proxy holder on any other matter that may properly be brought before the Extraordinary Meeting and any postponement or adjournment thereof.

(Continued and to be signed on the reverse side)

1.1 14475

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

INTER & CO, INC.

January 4, 2023

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS:
The Notice of Extraordinary General Meeting of Shareholders, Proxy Statement and Proxy Card are available at http://www.astproxyportal.com/ast/26864

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

00030003000300000000 2 010423

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ITEMS 1, 2 AND 3.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

	FOR	AGAINST	ABSTAIN
1. "As an ordinary resolution, that the adoption by the Company of the fourth stock and/or units option plan of Banco Inter. S.A (a subsidiary of the Company) ("**Banco Inter**") and the programs approved thereunder, as amended to reflect that the rights thereunder relate to the acquisition of Class A common shares in the capital of the Company (the "**Banco Inter Plan**"), and the assumption by the Company of the obligations of Banco Inter under the Banco Inter Plan, be and is hereby confirmed, ratified and approved."	☐	☐	☐
2. "As an ordinary resolution, that the repricing of the exercise price of the equity awards outstanding under Program No. 3 of the Banco Inter Plan from BRL $24.23 to BRL $15.50, being (a) the average closing price of the Class A Common Shares in the capital of the Company on the Nasdaq Global Select Market from June 23, 2022 to August 4, 2022, multiplied by (b) the average BRL/USD exchange rate per day from June 23, 2022 and August 4, 2022, be and is hereby confirmed, ratified and approved."	☐	☐	☐
3. "As ordinary resolution, that the adoption by the Company of the 2022 Omnibus Plan (the "**Omnibus Plan**") be and is hereby confirmed, ratified and approved."	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ____________ Date: ________ Signature of Shareholder ____________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

INTER & CO, INC.

January 4, 2023

PROXY VOTING INSTRUCTIONS

INTERNET - Access "**www.voteproxy.com**" and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page.

TELEPHONE - Call toll-free **1-800-PROXIES** (1-800-776-9437) in the United States or **1-718-921-8500** from foreign countries and follow the instructions. Have your proxy card available when you call.

Vote online/phone until 11:59 PM EST the day before the meeting.

MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible.

VIRTUALLY AT THE MEETING - The company will be hosting the meeting live via the Internet. To attend the meeting via the Internet, please visit https://web.lumiagm.com/234117599 (password: interco2022) and be sure to have your control number available.

GO GREEN - e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy materials, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access.

COMPANY NUMBER	
ACCOUNT NUMBER	

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS:
The Notice of Extraordinary General Meeting of Shareholders, Proxy Statement and Proxy Card are available at http://www.astproxyportal.com/ast/26864

Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet.

00030003000300000000 2 010423

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ITEMS 1, 2 AND 3.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

	FOR	AGAINST	ABSTAIN
1. "As an ordinary resolution, that the adoption by the Company of the fourth stock and/or units option plan of Banco Inter. S.A (a subsidiary of the Company) ("**Banco Inter**") and the programs approved thereunder, as amended to reflect that the rights thereunder relate to the acquisition of Class A common shares in the capital of the Company (the "**Banco Inter Plan**"), and the assumption by the Company of the obligations of Banco Inter under the Banco Inter Plan, be and is hereby confirmed, ratified and approved."	☐	☐	☐
2. "As an ordinary resolution, that the repricing of the exercise price of the equity awards outstanding under Program No. 3 of the Banco Inter Plan from BRL $24.23 to BRL $15.50, being (a) the average closing price of the Class A Common Shares in the capital of the Company on the Nasdaq Global Select Market from June 23, 2022 to August 4, 2022, multiplied by (b) the average BRL/USD exchange rate per day from June 23, 2022 and August 4, 2022, be and is hereby confirmed, ratified and approved."	☐	☐	☐
3. "As ordinary resolution, that the adoption by the Company of the 2022 Omnibus Plan (the "**Omnibus Plan**") be and is hereby confirmed, ratified and approved."	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ______ Date: ______ Signature of Shareholder ______ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.